SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-l(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )(1)

                             800 TRAVEL SYSTEMS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   282506 10 4
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                                 (CUSIP Number)

                               December 31, 1997
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            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP No. 282506 10 4
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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Jane Guadagno
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|
                                                                          (b)|_|
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
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 NUMBER OF        5.    SOLE VOTING POWER
   SHARES
BENEFICIALLY            400,000
  OWNED BY        --------------------------------------------------------------
    EACH          6.    SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER

                        400,000
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        -0-
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    795,998**
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.6%
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12. TYPE OF REPORTING PERSON

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 395,998 shares owned of record by Mrs. Guadagno's Spouse.

                               Page 2 of 6 Pages

Item 1(a). Name of Issuer:

           800 Travel Systems, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           4802 Gunn Highway, Suite 140, Tampa, FL 33624

Item 2(a). Name of Person Filing:

           Jane Guadagno

Item 2(b). Address or Principal Business Office or, If None, Residence:

           16 Muncy Drive, West Long Branch, New Jersey 07764

Item 2(c). Citizenship:

           U.S.

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP No.:

           282506 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|


                               Page 3 of 6 Pages

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        400,000

    (b) Percent of class:
        10.6%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote                            400,000

        (ii)  Shared power to direct the vote                              -0-

        (iii) Sole power to dispose or direct the disposition of       400,000

        (iv)  Shared power to dispose or direct the disposition of         -0-

Item 5. Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

      If any other person is know to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or edowment fund is not required.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1 (b) (ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the


                               Page 4 of 6 Pages
relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c). attach an exhibit stating the identification of the relevant subsidiary.

        N/A

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to Rule 13d(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

        N/A

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

        N/A

Item 10. Certifications

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              2/26/1999
                                                      --------------------------
                                                                (Date)

                                                          /s/ Jane Guadagno
                                                      --------------------------
                                                              (Signature)

                                                             Jane Guadagno
                                                      --------------------------
                                                             (Name/Title)

                                Page 6 of 6 Pages